SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Dream Finders Homes, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
26154D100
(CUSIP Number)
January 20, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26154D100	13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS Boston Omaha Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,801,099
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,801,099
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,801,099
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.9%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Calculations are based upon 32,295,329 shares outstanding as of January 20, 2021, as set forth in the prospectus of the Issuer filed with the Securities and Exchange Commission on January 22, 2021.

CUSIP No. 26154D100	13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS United Casualty & Surety Insurance Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 120,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 120,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IC

(1)	Calculations are based upon 32,295,329 shares outstanding as of January 20, 2021, as set forth in the prospectus of the Issuer filed with the Securities and Exchange Commission on January 22, 2021.

CUSIP No. 26154D100	13G	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS BOC DFH LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,681,099
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,681,099
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,681,099
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.5%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Calculations are based upon 32,295,329 shares outstanding as of January 20, 2021, as set forth in the prospectus of the Issuer filed with the Securities and Exchange Commission on January 22, 2021.

Item 1(a).	Name of Issuer:
Dream Finders Homes, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
14701 Philips Highway, Suite 300 Jacksonville, Florida
Item 2(a).	Name of Person Filing:
The persons filing this statement are Boston Omaha Corporation, a Delaware corporation (“Boston Omaha”), United Casualty & Surety Insurance Company, a Nebraska company and an indirect wholly-owned subsidiary of Boston Omaha (“UC&S”), and BOC DFH LLC, a Delaware limited liability company and wholly-owned subsidiary of Boston Omaha (“BOC DHF” and, together with Boston Omaha and UC&S, each a “Reporting Person”).
Item 2(b).	Address of Principal Business Office or, if None, Residence:
The principal business address of each of Boston Omaha, United Casualty and BOC DHF is c/o Boston Omaha Corporation, 1601 Dodge Street, Suite 3300, Omaha NE 68102.
Item 2(c).	Citizenship:
See Item 2(a).
Item 2(d).	Title of Class of Securities:
Class A Common Stock, $0.01 par value per share (“Shares”).
Item 2(e).	CUSIP Number:
26154D100
Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4.	Ownership.
The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Boston Omaha has shared voting power and shared dispositive power with regard to 4,801,099 Shares. UC&S has shared voting power and shared dispositive power with regard to 120,000 Shares. BOC DFH has shared voting power and shared dispositive power with regard to 4,681,099 Shares.
Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The agreement among the Reporting Persons to file jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1. The Reporting Persons disclaim membership in a group and this report shall not be deemed an admission by any of the Reporting Persons that they are or may be members of a “group” for purposes of Rule 13d-5 or for any other purpose.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 29, 2021

BOSTON OMAHA CORPORATION

By:         /s/    Joshua P. Weisenburger
 Name: Joshua P. Weisenburger
 Title:  Chief Financial Officer

UNITED CASUALTY & SURETY INSURANCE COMPANY

By:         /s/   Robert F. Thomas
 Name: Robert F. Thomas
 Title:  President

BOC DFH LLC

By:         /s/    Joshua P. Weisenburger
 Name: Joshua P. Weisenburger
 Title:  Treasurer

[Signature Page to Schedule 13G]

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended